Highland Credit Strategies Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, TX 75240
March 21, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund
Registration Statement on Form N-2
(Registration Nos. 333-162879 and 811-21869)
Ladies and Gentlemen:
     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Highland Credit Strategies Fund (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 filed on November 4, 2009 (Registration Nos. 333-162879 and 811-21869), together with the exhibits thereto (the “Registration Statement”). The Registrant is requesting such withdrawal because it has elected not to pursue the offering specifically contemplated by the Registration Statement at this time. No securities were issued or sold in connection with the Registration Statement.
     The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
     The Registrant understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

          If you have any questions with respect to this letter, please call the undersigned at 972-419-2556.

Very truly yours, HIGHLAND CREDIT STRATEGIES FUND
By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Treasurer